

January 30, 2014

<u>Via E-mail</u>
James R. Heslop, II
Executive Vice President and COO
Middlefield Banc Corp.
15985 East High Street
Middlefield, OH 44062-0035

> **Re:** **Middlefield Banc Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2013, June 30, 2013 and September 30, 2013**
> **Filed May 9, 2013, August 7, 2013 and November 5, 2013**
> **File No. 000-32561**

Dear Mr. Heslop:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: <u>Via E-mail</u>
       Francis X. Grady, Esq.